# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3-33, 2-chome Utajima, Nishiyodogawa District, Osaka, Japan (M0), 00000
Date of event which requires filing of this statement: 09/08/2026
Amends the filing with accession number 0000898432-26-000316
Filed by CIK 0002101596
Persons authorized to receive notices and communications: Elements Corporate Svcs. Ltd., Room 1604, 16/F, OfficePlus @Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong (K3), 00000, 852-2175-3988

## Reporting persons
- Elements Corporate Services Ltd (CIK 0002101596): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 3,196,343; sole dispositive power 0; shared dispositive power 3,196,343; aggregate amount beneficially owned 3,196,343 (37.1% of the class)
  Comment: Note to Rows 8, 10 and 11: The above-referenced shares of common stock, $0.01 par value per share (the "Common Stock"), of FiEE, Inc. (the "Issuer") beneficially owned by Elements Corporate Services Limited, a Hong Kong limited company ("Elements"), consist of (i) 76,513 shares of Common Stock issuable upon conversion of 54,652 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Convertible Preferred Stock"), which are currently convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock (the "Ratio") and (ii) 3,119,830 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Amendment No. 2 to the Schedule 13D ("Amendment No. 2") are based on 8,605,111 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) ("Rule 13d-3(d)(1)") of the Securities Exchange Act of 1934, as amended, calculated as the sum of 8,528,598 shares of Common Stock outstanding as of August 12, 2026 according to the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on August 14, 2026 (the "Form 10-Q"), plus 76,513 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Elements.
- Wong Man Ching: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 3,196,343; sole dispositive power 0; shared dispositive power 3,196,343; aggregate amount beneficially owned 3,196,343 (37.1% of the class)
  Comment: Note to Rows 8, 10 and 11: The above-referenced shares of Common Stock beneficially owned by Wong Man Ching consist of (i) 76,513 shares of Common Stock issuable upon conversion of 54,652 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock per the Ratio and (ii) 3,119,830 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Amendment No. 2 are based on 8,605,111 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 8,528,598 shares of Common Stock outstanding as of August 12, 2026 according to the Form 10-Q, plus 76,513 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock beneficially owned by Wong Man Ching.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: 3-33, 2-chome Utajima, Nishiyodogawa District, Osaka, Japan (M0), 00000
Comment: This Amendment No. 2 amends and supplements the Schedule 13D filed by Elements and Wong Man Ching (collectively, the "Reporting Persons") on February 12, 2026, as amended by Amendment No. 1 thereto filed on May 4, 2026 (as so amended, the "Schedule 13D"). This Amendment No. 2 is being filed to reflect the Reporting Persons' entry into the Trust Agreement (as defined below) and to update the number of shares of Common Stock outstanding used to calculate the percentage ownership of the Reporting Persons. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference. On September 8, 2026, Elements entered into a Trust Entrustment Agreement (the "Trust Agreement") with Hana International Investment Limited, a British Virgin Islands company ("Hana"), as described in Item 6 below, pursuant to which Hana engaged Elements as nominee and trustee to hold the Underlying Shares (as defined below), with Hana retaining all material economic interests therein and Elements retaining voting and/or investment control over the Underlying Shares, in each case as more fully described in Item 6. Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate, in the future, plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. The shares of Common Stock beneficially owned by the Reporting Persons are held for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as reported on this Amendment No. 2, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons and Hana (as described below in Item 6) have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported by this Amendment No. 2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 8, 2026, Elements entered into the Trust Agreement with Hana, pursuant to which Hana, as principal, engaged Elements, as nominee and trustee, to hold in Elements' name the shares of Common Stock and Series A Convertible Preferred Stock beneficially owned by Elements and reported on this Amendment No. 2 (the "Underlying Shares"). Under the Trust Agreement, all material interests in the Underlying Shares belong to Hana as economic beneficiary, including the right to receive all dividends, distributions and proceeds with respect to the Underlying Shares. Pursuant to the Trust Agreement, Elements is obligated to transfer all dividends, distributions and proceeds received with respect to the Underlying Shares to the account designated by Hana. Hana has granted Elements voting and/or investment control over the Underlying Shares. Such voting and/or investment control includes both voting power and investment (dispositive) power with respect to the Underlying Shares and is and shall remain vested exclusively in Elements unless and until Hana delivers at least sixty-one (61) days' prior written notice of waiver to Elements, whereupon such voting and/or investment control shall cease to apply from and after the effective date specified in such notice (the "Waiver Effective Date"). For the avoidance of doubt, Hana does not currently hold voting power or dispositive power with respect to the Underlying Shares and may not exercise such powers prior to the Waiver Effective Date. The trust terminates upon the transfer of all Underlying Shares or upon at least sixty-one (61) days' prior written notice of termination delivered by Hana to Elements, upon which Elements shall promptly transfer the Underlying Shares and any proceeds thereof to the account designated by Hana.

The foregoing description of the Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Trust Agreement, which is filed as Exhibit B to this Amendment No. 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement, dated May 4, 2026 (incorporated by reference to Exhibit A to Amendment No. 1 to the Schedule 13D filed on May 4, 2026).
Exhibit B -Trust Entrustment Agreement, dated September 8, 2026, by and between Hana International Investment Limited and Elements Corporate Services Limited. *

*Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Reporting Persons agree to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request. Certain personally identifiable information has been redacted from this exhibit.

## Signatures
- Elements Corporate Services Ltd: /s/ Wong Man Ching, Wong Man Ching, Sole Director (09/10/2026)
- Wong Man Ching: /s/ Wong Man Ching, Wong Man Ching (09/10/2026)